Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,							Six Months Ended June 30,
	2007	2006	2005	2004		2003		2008
	(In thousands)
Fixed Charges:
Interest expense or capitalized	$16,135	$14,453	$19,463	$19,723		$19,037		$8,006
Estimate of interest within rental expense	$16,033	$16,733	$15,834	$13,122		$12,228		$8,265

FIXED CHARGES	$32,168	$31,186	$35,297	$32,845		$31,265		$16,271

Earnings:
Income (loss) from continuing operations	$(7,328)	$(50,348)	$(14,616)	$(49,437)		$(52,299)		$23,517
Add back:
Minority interest	$2,459	$2,294	$1,714	$333		$—		$—
Loss from discontinued operations	$13,611	$90,398	$35,947	$37,933		$31,881		$240
Fixed charges	$32,168	$31,186	$35,297	$32,845		$31,265		$16,271
Income taxes	$—	$—	$—	$—		$—		$440
Less:
Undistributed earnings of equity method investments	$119	$5,772	$285	$—		$—		$—

EARNINGS	$40,791	$67,758	$58,057	$21,674		$10,847		$40,468

Ratio of earnings to fixed charges	1.3x	2.2x	1.6x	—	(1)	—	(1)	2.5x

(1)	For the years ended December 31, 2004 and 2003, we had an earnings-to-fixed charges coverage deficiency of approximately $11.2 million and $20.4 million, respectively.